UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INDEPENDENT BANK GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45384B106

(CUSIP Number)

David J. Wermuth

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident IV Depository Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,844,488
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,844,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,844,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON OO

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,727,477 shares outstanding as of April 1, 2017, upon the completion of the Merger (as defined in Item 3 below).

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,844,488
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,844,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,844,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON PN

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,727,477 shares outstanding as of April 1, 2017, upon completion of the Merger (as defined in Item 3 below).

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,844,488
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,844,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,844,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON PN

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,727,477 shares outstanding as of April 1, 2017, upon completion of the Merger (as defined in Item 3 below).

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident IV PF Depository Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 31,228
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 31,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,228
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON OO

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,727,477 shares outstanding as of April 1, 2017, upon completion of the Merger (as defined in Item 3 below).

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Trident IV Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 31,228
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 31,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,228
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,727,477 shares outstanding as of April 1, 2017, upon completion of the Merger (as defined in Item 3 below).

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 31,228
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 31,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,228
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON OO

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,727,477 shares outstanding as of April 1, 2017, upon completion of the Merger (as defined in Item 3 below).

SCHEDULE 13D

CUSIP No. 45384B106

1	NAME OF REPORTING PERSON Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,875,716
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,875,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,875,716
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON OO

* All percentages of shares of Common Stock (as defined below) outstanding contained herein are based on 27,727,477 shares outstanding as of April 1, 2017, upon completion of the Merger (as defined in Item 3 below).

Item 1.	Security and the Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Independent Bank Group, Inc., a Texas Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of: (i) Trident IV Depository Holdings LLC (“Trident IV Depository”); (ii) Trident IV, L.P. (“Trident IV”); (iii) Trident Capital IV, L.P. (“Trident IV GP”); (iv) Trident IV PF Depository Holdings LLC (“Trident IV PF Depository”); (v) Trident IV Professionals Fund, L.P. (“Trident IV PF”); (vi) Stone Point GP Ltd. (“Trident IV PF GP”); and (v) Stone Point Capital LLC (“Stone Point”). Trident IV Depository, together with Trident IV PF Depository are referred to herein as the “Depositories.” Trident IV, together with Trident IV GP, Trident IV PF and Trident IV PF GP are referred to herein as the “Stone Point Partnerships.” Stone Point, together with the Depositories and the Stone Point Partnerships are referred to herein as the “Reporting Persons.”

As the sole member of Trident IV Depository, Trident IV controls Trident IV Depository, including with respect to the voting and investment power over shares of Common Stock held by Trident IV Depository, and is a beneficial owner of such shares of Common Stock. As the general partner of Trident IV, Trident IV GP holds voting and investment power with respect to the shares of Common Stock that are, or may be deemed to be, beneficially owned by Trident IV. Pursuant to a certain management agreement, Stone Point has received delegated authority from Trident IV GP relating to Trident IV, including the authority to exercise voting rights of the shares of Common Stock on behalf of Trident IV Depository, except with respect to any portfolio investment where Trident IV controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident IV without first receiving direction from the Investment Committee of Trident IV GP or a majority of the general partners of Trident IV GP. The management agreement does not delegate any power with respect to the disposition of shares of Common Stock beneficially owned by Trident IV, including those held by Trident IV Depository.

As the sole member of Trident IV PF Depository, Trident IV PF controls Trident IV PF Depository, including with respect to the voting and investment power over shares of Common Stock held by Trident IV PF Depository, and is a beneficial owner of such shares of Common Stock. As the general partner of Trident IV PF, Trident IV PF GP holds voting and investment power with respect to the shares of Common Stock that are, or may be deemed to be, beneficially owned by Trident IV PF. The manager of Trident IV PF is Stone Point. In its role as manager, Stone Point has authority delegated to it by Trident IV PF GP to exercise voting rights of shares of Common Stock on behalf of Trident IV PF Depository but does not have any power with respect to disposition of the shares of Common Stock held by Trident IV PF Depository. For any portfolio investment where Trident IV PF controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident IV PF without first receiving direction from the Investment Committee of Trident IV GP or a majority of the shareholders of Trident IV PF GP.

The general partners of Trident IV GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, James D. Carey, David J. Wermuth and Nicolas D. Zerbib). There are five shareholders of Trident IV PF GP: Messrs. Davis, Carey, Stephen Friedman, Wermuth and Zerbib.

Stone Point is a Delaware limited liability company, and its principal business is serving as the manager of private equity funds, including Trident IV and Trident IV PF. Each of the Depositories is a Delaware limited liability company and each of Stone Point Partnerships is a Cayman Islands limited partnership or exempt company whose principal business is investing in the securities of companies operating in the financial services industry. The registered office of each of the Reporting Persons is 20 Horseneck Lane, Greenwich, CT 06830.

Current information concerning the identity and background of each member of Stone Point; each general partner of Trident IV GP; each member of the Investment Committees of Trident IV GP and Trident IV PF GP; and the shareholders of Trident IV PF GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Item 6 is hereby incorporated by reference thereto.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On November 21, 2016, the Issuer and Carlile Bancshares, Inc. (“Carlile”) entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), pursuant to which Carlile merged with and into the Issuer on April 1, 2017 (the “Merger”). Pursuant to the Reorganization Agreement, each of the 4,080,000 shares of Carlile voting common stock and 3,390,000 shares of Carlile non-voting common stock beneficially owned by the Reporting Persons was converted into 0.2511 shares of the Issuer’s Common Stock. Upon completion of the Merger and the transactions described in the joint proxy statement/prospectus, dated February 23, 2017, an aggregate of 8,804,751 shares of Issuer Common Stock were issued in exchange for 35,064,719 shares of Carlile voting and non-voting common stock, and the Issuer paid an aggregate amount of approximately $19 million in cash to cash out options to purchase shares of Carlile stock.

Item 4.	Purpose of Transaction

Each of the Depositories acquired the shares of Common Stock in the Merger as consideration for securities held by it for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into shares of Common Stock or dispose of any or all of its Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, each of the Depositories (solely in its capacity as a shareholder of the Issuer), each of the Stone Point Partnerships (on behalf of the Depositories as sole member or general partner thereof) and Stone Point (on behalf of the Stone Point Partnerships as their manager), may engage in communications with one or more other shareholders of the Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above and in Item 6 hereof, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or has made any proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 27,727,477 shares of Common Stock of the Issuer outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	each of (i) Trident IV Depository; (ii) Trident IV, in its capacity as sole member of Trident IV Depository; and (iii) Trident IV GP, in its capacity as sole general partner of Trident IV, may be deemed to beneficially own an aggregate of 1,844,488 shares of Common Stock held by Trident IV Depository, representing approximately 6.7% of the Common Stock outstanding.

•	each of (iv) Trident IV PF Depository, (v) Trident IV PF, in its capacity as sole member of Trident IV PF Depository, and (vi) Trident IV PF GP, in its capacity as sole general partner of Trident IV PF, may be deemed to beneficially own an aggregate of 31,228 shares of Common Stock held by Trident IV PF Depository, representing approximately 0.1% of the Common Stock outstanding; and

•	in its capacity as the manager of Trident IV and Trident IV PF, Stone Point may be deemed to beneficially own an aggregate of 1,875,716 shares of Common Stock, representing approximately 6.8% of the Common Stock outstanding.

Each of the single member limited liability companies that is a general partner of Trident IV GP (and the related individuals) disclaims beneficial ownership of the Common Stock that is, or may be deemed to be, beneficially owned by Trident IV GP. Each of the shareholders of Trident IV PF GP disclaims beneficial ownership of the Common Stock that is, or may be deemed to be, beneficially owned by Trident IV PF GP. The individual members of Stone Point each also disclaims beneficial ownership of the Common Stock that is, or may be deemed to be, beneficially owned by the Partnerships. This report shall not be construed as an admission that such persons are the beneficial owners of any or all of the Common Stock for any purpose.

The limited partnership agreement of Trident IV has the effect of conferring shared voting and dispositive power over the aggregate of 1,844,488 shares of Common Stock to Trident IV and its general partner, Trident IV GP. The limited partnership agreement of Trident IV PF has the effect of conferring shared voting and dispositive power over the aggregate of 31,228 shares of Common Stock to Trident IV PF and its general partner, Trident IV PF GP. As further described above in Item 2, pursuant to certain management agreements, Stone Point has received delegated authority by the GPs to exercise shared voting rights with respect to the aggregate of 1,875,716 shares of Common Stock on behalf of the Partnerships, but Stone Point does not have any power with respect to disposition of Common Stock held by the Partnerships.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, other than as described in Item 3.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Reorganization Agreement, the Issuer’s board of directors nominated Christopher M. Doody, Principal of Stone Point, to stand for election as a director of the Issuer and to fill one of the vacancies on the Issuer’s board of directors, upon the Merger’s completion. In connection with Mr. Doody’s nomination and election, the Depositories and the Issuer agreed to designate one director of the Issuer as the Depositories’ shareholder representative, so long as the Depositories retain at least 50% of their aggregate beneficial ownership as of the completion of the Merger. The foregoing description is qualified by reference to the complete text of the Reorganization Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement, dated as of April 11, 2017.

B	Agreement and Plan of Reorganization, dated as of November 21, 2016, by and among the Issuer and Carlile Bancshares, Inc. (incorporated herein by reference to Appendix A to the joint proxy statement/prospectus, which forms a part of the Issuer’s Registration Statement on Form S-4 (Registration No. 333-215644)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2017

TRIDENT IV DEPOSITORY HOLDINGS LLC

By: Trident IV, L.P., its sole member
By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV, L.P.

By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT CAPITAL IV, L.P.

By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV PF DEPOSITORY HOLDINGS LLC

By: Trident IV Professionals Fund, L.P., its sole member
By: Stone Point GP Ltd., a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd., its sole general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT GP LTD.

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT CAPITAL LLC

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Senior Principal

SCHEDULE I

Stone Point Capital LLC

Set forth below is the name and principal occupation of each member and officer of Stone Point Capital LLC (“Stone Point”); each general partner of Trident Capital IV, L.P. (“Trident IV GP” ); each member of the Investment Committees of Trident IV GP; and each shareholder of Stone Point GP Ltd. (“Trident IV PF GP”). Each of the following individuals is a United States citizen. The business address of each of the persons named below is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name	Office	Principal Occupation
Charles A. Davis	Chief Executive Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP Shareholder of Trident IV PF GP	Private Equity Investor, Stone Point

Stephen Friedman	Chairman, Stone Point Member of Investment Committee	Private Equity Investor, Stone Point

James D. Carey	Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP Shareholder of Trident IV PF GP	Private Equity Investor, Stone Point

David J. Wermuth	Senior Principal and General Counsel, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP Shareholder of Trident IV PF GP	Private Equity Investor, Stone Point

Nicolas D. Zerbib	Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP Shareholder of Trident IV PF GP	Private Equity Investor, Stone Point

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D in respect of the Common Stock, $0.01 par value of Independent Bank Group, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

EXECUTED this 11th day of April, 2017.

TRIDENT IV DEPOSITORY HOLDINGS LLC

By: Trident IV, L.P., its sole member
By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV, L.P.

By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT CAPITAL IV, L.P.

By: DW Trident GP, LLC, a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

TRIDENT IV PF DEPOSITORY HOLDINGS LLC

By: Trident IV Professionals Fund, L.P., its sole member
By: Stone Point GP Ltd., a general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd., its sole general partner

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT GP LTD.

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

STONE POINT CAPITAL LLC

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Senior Principal

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